                   Filed by North Fork Bancorporation, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933

                                Subject Company: The Trust Company of New Jersey
                                                  Commission File No.: 132-02270
                                                         Date: December 17, 2003

This filing relates to a proposed merger (the "Merger") of The Trust Company of New Jersey, a New Jersey state-chartered bank ("Trust Company") and North Fork Bank ("North Fork Bank"), a New York state-chartered bank and a wholly owned subsidiary of North Fork Bancorporation, Inc. ("North Fork") pursuant to the terms of an Agreement and Plan of Merger dated as of December 16, 2003 by and among North Fork, North Fork Bank and Trust Company.

The following is a transcript of a conference call held on December 16, 2003. Set forth below is certain disclosure that must be reviewed in order to listen to a replay of the conference call.

This filing contains forward-looking statements regarding North Fork's acquisition of Trust Company. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of North Fork and Trust Company are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which North Fork will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the business in which North Fork would be engaged or (8) factors occur which result in a condition to the transaction not being met.

North Fork intends to file with the SEC a registration statement and other relevant materials in connection with the Merger. The registration statement will contain a proxy statement/prospectus to be distributed to the stockholders of Trust Company in connection with their vote on the Merger. Investors and security holders are urged to read the registration statement (including the proxy statement/prospectus) and the other relevant materials when they become available because they will contain important information about North Fork, Trust Company and the Merger.

The registration statement (including the proxy statement/prospectus) and other relevant materials, and any other documents filed by North Fork with the SEC, when they become available, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by North Fork by contacting the Corporate Secretary, North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747, telephone: 631-844-1252 or by visiting North Fork's website at http://www.northforkbank.com.

Trust Company and certain of its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Trust Company in favor of the Merger. Information about the interests of Trust Company's executive officers and directors in Trust Company is set forth in the proxy statement for Trust Company's 2003 Annual Meeting of Stockholders, which was filed with the FDIC on April 4, 2003. In addition to those interests, Alan
J. Wilzig, the Chairman, President and Chief Executive Officer of Trust Company, will become a director of North Fork following the Merger and will enter into an employment agreement and change of control agreement with North Fork. If and to the extent that Mr. Wilzig will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the proxy statement/prospectus to be distributed to Trust Company shareholders. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Wilzig and Trust Company's other executive officers and directors in the Merger by reading the proxy statement/prospectus when it becomes available.

TRANSCRIPT OF CONFERENCE CALL

                           NORTH FORK BANCORPORATION
                              MODERATOR: JOHN KANA
                               DECEMBER 16, 2003
                                 10:00 a.m. CT

OPERATOR

Good day, everyone, and welcome to this North Fork Bancorporation conference call. This call is being recorded. For opening remarks and introductions, I would like to turn the call over to the President and Chief Executive Officer, Mr. John Kanas.

JOHN KANAS - North Fork Bancorp - President, CEO

Good morning, everybody. You know that we are here this morning to discuss our acquisition of Trust Company of New Jersey. I hope by now that most of you have either the webcast investor presentation in front of you or a copy of the hard copy. I'm going to go through the slides that we put up on the Web, and I'm sure you understand the protocol here -- at the end, we will open up the lines and we'll come back on and tell you how to access your phone to ask questions later.

I would start then by saying it is certainly nice to be -- haven't done this in a while. It is nice to be back doing one of these phone calls, especially to announce this transaction, which for those of you who have listened to any of our investor presentations really over the last two years, we did everything but describe this transaction by name. It meets every one of the threshold requirements that we have said were necessary for us to do an acquisition like this, and we are very pleased. This may very well be, for a number of reasons, the most important acquisition North Fork has ever made. It certainly is economically rewarding right out of the box; we think those dividends go up with time. And it is by far strategically the most important transaction we have looked at in some time.

Let's start with the map on the front page, which shows you the North Fork branches, of course, in blue, and the red triangles representing all of the Trust Company branches. You know that some number of those branches are supermarkets. We will talk about that a little bit later. But there are, for argument's sake, 50 traditional branches and 40 some supermarket branches, all in New Jersey, with the exception of three that are close to some of our branches up in Rockland County.

The next slide, number 2, is a summary of the transaction. It is a one-for-one exchange with North Fork. The aggregate purchase price, at least on the announcement, was $726 million, which includes the value of the options. The structure, as you know, is 100 percent stock tax-free. The premium to market was 6 percent at 9:30 this morning. It's more like 16 percent now, and we're very pleased with that. We anticipate closing this in the second quarter, probably in May. The regulatory approvals are necessary, of course, and the Trust Company of New Jersey shareholders, there is already a lock-up on 40 percent of the shares that are committed. There is no vote required by the North Fork shareholders. There is no walkaway. The termination fee is $30 million. Due diligence is totally completed. And Alan Wilzig, from the Wilzig family, will occupy a seat on the Board of both North Fork Bancorporation and North Fork Bank.

On the next page, 3, the metrics of the deal expressed a number of ways -- as a multiple of tangible book, 258; as a multiple of estimated '04 earnings, about 20 -- when you take out the cost saves, which as you know by now are about 40 percent, that gets down to below 11; and the premium total deposits is a little bit under 15.

Slide number 4, a bit of an overview of this company. It is kind of funny that you know that if you have listened to our presentations in the past that we have looked at a lot of properties in New Jersey, and we have spent a fair amount of time there and always have expressed a desire to expand into this part of New Jersey. And John Bohlsen does a lot of the branch scouting and Carolyn Drexel, and every time they have come home while out there looking at somebody else's branches, they'd come home and say, "You know what? Trust Company has got the best locations for us. Every time we look at a place where we want to go open a de novo branch, Trust Company has one there." So in terms of physical location, this is precisely in the center of where we want to be. It is the fourth-largest commercial bank headquartered in New Jersey, a little over 4 billion. It has 93 branches, as I said earlier.

It has a highly liquid balance sheet, very low risk profile, and, of course, it is a valuable franchise in the most affluent and densely populated market in the country. You'll see in a later slide another thing that has been attracting us to this part of the northeast is the growth rate of this part of New Jersey -- the population growth rate is roughly double that of Long Island, which is our principal market or where we started out. And what is exciting about this transaction is not only does it represent an opportunity to grow at that existing Trust Company franchise, but it will drag along the growth rate of the entire Company and accelerate it. Positive about 3.3, loans of a little over 2 billion and common equity to assets at 628 (ph).

On slide 5, I probably don't have to repeat this, but it is immediately accretive to both GAAP and cash income. It is 11 cents to GAAP, about 13 to cash. And more importantly, and something that I think those of you who are in the business for awhile don't see very often, it is accretable -- substantially accretable to tangible book value of about 8 percent, or 56, 57 cents a share. Strategically, it accelerates the whole Company's growth rate by bringing us into this market. It certainly and definitively extends the branch franchise into northern New Jersey.

And interesting side note here -- not to beat up on our friends up in Boston, but it doubles our exposure to the Fleet branches, and you have heard me say before that we do quite well when we are put up against bank branches of institutions that are in the process -- large institutions that are in the process of converting, and we had a great experience here with EAB. You have heard us say that before this transaction, I think there were 32 locations on Long Island and in New York City where we are near a Fleet branch. Add 79 more now with this one. So we think that this puts us in an ideal position to compete well against the merger of those two giant institutions.

On page 6, some of our assumptions. Forty percent cost saves. Those of you who know us know that this is probably one of our specific core competencies. We have averaged about 55 percent cost saves in all previous deals. We believe this is very conservative. There is no share repurchase and there is no leverage of capital and certainly no revenue enhancements assumed, although we clearly will get some. And we are amortizing the CDI, which is about 3 percent of their deposits, over 10 years, straight (indiscernible).

On slide 7, that slide speaks for itself. It gives you the components, if you will, of accretion, basically taking North Fork on a GAAP basis from an odds estimate of 279 to about $2.90 for a full year. And I should remind you that that 11 cents accretion for '04 is annualized. We think we will probably close this thing in May, so we should get six or seven cents of that in '04, and all of it, hopefully plus more, in '05.

On page 8 is an outline of the restructure charges. There is, on an after-tax basis, 8 million for merger expense, 11.5 for contract and severance, 18.5 to write down facilities and equipment, and there is 11.3 credit-related expense and some miscellaneous of about 3, for a total of about $42.4 million on an after-tax basis.

Page 9 is a pro forma balance sheet, which is quite straightforward and quite simple. You can see the individual contributions here -- deposits growing from about 15 to about 18, total assets growing to about 25 billion. Book value rising from 950 to a pro forma 1268, tangible from 670 to about 727, and total equity rising appropriately. Borrowings were very little on this balance sheet. As you can see, they only had $600 million. This is a balance sheet mostly funded by core deposits and which we expect to grow.

The loan portfolios, both banks and then pro forma combined, are on slide 10. You can see that one of the driving pieces of this, probably the most exciting part, is that Trust Company, as you know, was run by Mr. Wilzig for many, many years very well, but very much like a private company. There was not great diversification of product mix on the loan side, and in fact, there was very little. As you can see, there is very little book exposure to the C&I area. We believe that this is the most important component of future growth for us. We have an impressive suite of products that are designed specifically for these kinds of clients, both on the asset and the liability side, and we think we bring a lot to the table here in taking the clients that Trust Company already has and enhancing their ability to do business with that institution.

You can see that their two biggest concentrations have been consumer paper and residential mortgages. The consumer paper is amazingly similar to North Fork's in that it is all car paper. It is indirect car paper sourced through a network of dealers, exactly the same business that North Fork is in. We have taken a good, hard look at that. It is perfectly assimilatable into our portfolio. Residential mortgages is the second-biggest category for Trust Company at about 27 percent. The net result of this whole thing is that North Fork's exposure to multifamily goes down a little. Its exposure to commercial mortgages stays the same. Residential mortgages stays almost exactly the same, and the same could be said for both consumer paper and C&I.

On the next slide, deposit composition, you can see that there is slightly greater exposure to time deposits on Trust Company's balance sheet. We expect that that will change dramatically over time as we impose North Fork's operating strategies on these branches. You can see that only 19 percent of their deposits are in the form of DDA. We think there is huge opportunity to grow that number and expect that to be accretive to the DDA component of North Fork very, very early on.

Just for information purposes on slide 12, to kind of show you where the rankings are, North Fork moves up a little bit to 28th or so in terms of ranking on sheer size of market cap, gaining to about 6.5 or a little bit more than that right now. Slide 13 is a look at North Fork Bank's New Jersey market share on day one. We step in with these 94 branches, one of which we already have open in Hoboken and there are a number of others on the drawing board that we intend to continue to build out in New Jersey. But walking in day one with 94 branches, or to 2.6 percent of the New Jersey market. Number 8 in market share, and you can use this slide to get a look at where we stand -- a little bit ahead of J.P. Morgan and Chase and Bank of New York and just behind Commerce and Sovereign's. I expect that slide will change very quickly.

Something that has been attracting us to the New Jersey market all along is on slide 14. Northern New Jersey has a population growth rate of about 4.5 percent. That is almost double that of Nassau and Suffolk. It is greater than the boroughs and certainly greater than Westchester and Manhattan. So this is an exciting component of this transaction, clearly ending up with nearly 100 branches or so in an area that not only is it contiguous to where we are, making it very easy to manage, not only is it extremely similar in character, in both economic and demographic character to the markets that we operate in, but it is also happens to be growing twice as fast as our core markets are. This is an important piece.

Just to further emphasize the Fleet deal, I said 79 -- I guess there's 84 locations; so now, a total of 164 places where North Fork overlaps with a Fleet branch about to be assimilated into Bank of America. We think that is important; there is over $11 billion residing in those branches. I would remind you that when Citibank bought EAB, there were, I think, 30 locations or 32 locations where we overlap. There was $3.3 billion of deposits in those branches. We were able to track the migration of about $650 million of those dollars into North Fork branches within the first year. So we expect to get similar results as we go up against Bank of America and Fleet.

There's not a lot more to be said about this transaction. It is quite straightforward, and I will certainly take your questions in a moment. But just to review it, it is -- out of our playbook, if you will, it is the deal that we have described without putting a name to it for the last year. It is accretive to GAAP earnings out of the box, cash earnings right away. It adds significantly to book value -- to tangible book value as well as book value. It is inarguably strategically important in that it is a close market, it's a contiguous market and a market crying for our kind of banking product, and it continues to leverage our brand and our operating strategy into this market.

It is very low-risk and a very high return transaction. We have spent a fair amount of time looking at the back office. The conversion will be off of systems that we have converted off of before. We're not seeing anything new here. This is a very simple balance sheet and we think that this will be a fairly easy conversion for us to make. Having said that, Pam, I am ready if you are to open up to questions.

OPERATOR - Thank you Mr. Kanas. Question and answer session will be conducted electronically. If you would like to answer a question, please press the star key followed by the digit one on your telephone key pad.

Adam Hurwitz, Ulysses Management.

ADAM HURWITZ - Ulysses Management

You might have addressed (ph) this and I missed it, but concerning the deposit mix of the bank, how quickly do you see yourself converting that balance -- that deposit mix into something more similar to your own?

JOHN KANAS

There's slide on that, Adam. I don't know if you saw it.

ADAM HURWITZ - Ulysses Management

I see the slide. I'm just wondering, given that they are much lighter than you are in demand deposits --

JOHN KANAS

Remember that we are accustomed to buying mostly savings institutions, and the average component of DDA in the savings banks that we have bought has been about 6 or 7 percent. This bank has -- 16 or 17 percent DDA. We are already starting out two or three times greater than we normally do. We think that that component -- and if you know our operating strategies --we emphasize the growth of interest-free deposits ad nauseam through all of our incentive programs. So I expect this to double very, very shortly. We think these branches are perfectly located to take advantage of middle-market customers that typically run very large demand balances related both to the real estate industry and also to the general C&I industry. So this one is a no-brainer from that regard.

ADAM HURWITZ - Ulysses Management

Thank you very much.

OPERATOR

Mark Fitzgibbon, Sandler O'Neill.

MARK FITZGIBBON - Sandler O'Neill

Congratulations, guys. I wondered if you could discuss whether you're planning to do any securities portfolio repositioning, and if so, what would be the time frame for that?

JOHN KANAS - North Fork Bancorp - President, CEO

It is a little early, but you know that for purchase accounting this stuff is all marked anyway. Kevin really has not made that decision yet, but you can expect some, of course.



MARK FITZGIBBON - Sandler O'Neill

And then the second question, John, I think you briefly touched on the supermarket branches. I know Trust Company has a number of those. What are your current thoughts on supermarket banking?

JOHN KANAS

As you know, we have been vocal about not being crazy about that business over the years. They have got 40 of them. The Wilzig management group started to look at supermarket branches about a year ago and is on a track to close some. In fact, I think they have closed 9 or 10 of them already. The management team has been thoroughly examining the rest of those branches. We expect to work with them over the next few months to help to analyze the rest of the supermarket branches.

I think it is fair to say that there will be some consolidation there. Some of these branches may or may not make sense in the future that the management team there is already moving that way. We will assist them in doing that. It is too early to say the exact number, but there will be some consolidation here. And by the way, any consolidation of supermarket branches would by definition result in further accretion to income. And we have not picked that up in our accretion numbers.

MARK FITZGIBBON - Sandler O'Neill

Okay, thank you.

OPERATOR

Gary Townsend, Friedman, Billings, Ramsey.

GARY TOWNSEND - Friedman, Billings, Ramsey

The trust business that Trust Company has, I know it is small, but does that interest you? Are you going to use that -- is that a vehicle for you?

JOHN KANAS - North Fork Bancorp - President, CEO

It is not a very big business, Gary, for them, and it is not a very big business for us either. Obviously, we will consolidate trust operations, and the likelihood is that it will, on a consolidated basis, continue to be a relatively small component of the merged Company.

GARY TOWNSEND - Friedman, Billings, Ramsey

And secondly, are there any union issues with Trust Company?

JOHN KANAS - North Fork Bancorp - President, CEO

No. Trust Company has a union and that was an issue some time ago with them. It is under contract with the union right now that calls for dissolution of the union with a change of control.

GARY TOWNSEND - Friedman, Billings, Ramsey

Thanks very much.

OPERATOR

Brian Harvey, Fox-Pitt, Kelton.

BRIAN HARVEY - Fox-Pitt, Kelton

Had a couple of questions. Can you lay out for us what sort of purchase accounting adjustments you're planning on doing as relative to deposits or some of the borrowings? And secondly, what is the plan on the pension plan? I know it is overfunded, and the accounting seems to be -- has lent some volatility to the earnings. Can you discuss what you plan on doing with that?

JOHN KANAS - North Fork Bancorp - President, CEO

I'll take the first part of that. The overfunding in the pension plan is about $60 million. The net result of that is we pick up about $5 million a year on a pretax basis of the expense we don't have to incur. And Dan, you want to talk briefly about the other components of purchase accounting?

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

Brian, this is Dan Healy. In that summary that reconciles the accretion, you'll see the purchase accounting adjustments. Net-net, it is like 4 cents. It is really not a major contributor to the accretion piece. There are four components of this. It has to do with the repricing of the liabilities, the borrowings, the investment portfolio, and of course the CDI. I could give you the detailed components of that in a subsequent conversation. But it's basically the typical mark-to-market as of the acquisition date, and the purchase accounting adjustments are being accreted or expensed to income over the average life of the liabilities and the assets.

JOHN KANAS - North Fork Bancorp - President, CEO

Of course, that will change by the time we close anyway. But we will be happy to go through the detail with you independently.

BRIAN HARVEY - Fox-Pitt, Kelton

Okay, thank you.

OPERATOR

Jim Aga (ph), Millennium Partners.

JIM AGA - Millennium Partners

I wanted to ask you as a follow-up on Brian's question and then some more detail about Page 7. So you are saying net-net, even with CDI amortization etc., that the purchase accounting adjustments are positive to EPS?

UNIDENTIFIED SPEAKER

Right.



JIM AGA - Millennium Partners

And then just in general, slide 7 is confusing, because you are showing it as of January 1, which is clearly not going to happen. I think, John, you mentioned 6 to 7 cents is the actual accretion to '04, assuming a May 1 close?

JOHN KANAS - North Fork Bancorp - President, CEO

What I said is the accretion in total is about 11 cents annualized, and if we close it in May, we will probably get 6 cents of that in '04 earnings.

JIM AGA - Millennium Partners

Okay, assuming a May 1 closing, right, not a May (multiple speakers)

JOHN KANAS - North Fork Bancorp - President, CEO

I don't know. We're not that finite. That would be nice.



JIM AGA - Millennium Partners

That leads me to another question. Why assume a 4.5 month time to close?

JOHN KANAS - North Fork Bancorp - President, CEO

I don't understand your question.

JIM AGA - Millennium Partners

As opposed to six months?

JOHN KANAS - North Fork Bancorp - President, CEO

Well, we don't have to go our shareholders, and we expect this to be a very quick process.

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

Also, we have done this before. We don't see any regulatory issues associated with the history of this Company or the acquiree. So we are pretty confident that we're going to close this earlier rather than later. And just to your point of why January 1 -- it was the best way to depict this transaction from a standpoint of the moment that we did this, it was -- the accretion to the tangible book value was in the pricing when we contemplated the deal, and quite frankly, there is only one estimate out there for 2004, and going out to 2005 was a little bit of a stretch. So we thought this was a fairer depiction of what this transaction represented.

JIM AGA - Millennium Partners

Lastly, Dan, can you talk about the phase-in of the cost savings? Is the 30 to 31 million roughly, after-tax, that's shown on slide 7, is that fully phased in?

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

That is on an annualized basis of full saving. What we expect to do is get the entire thing, as we disclosed in the press release, in all of 2005.
Typically --

JIM AGA - Millennium Partners

Any amount in '04 that you can give us now?



DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

No. I will do that privately on the phone, but typically, we get all of our cost saves almost immediately in the quarter following the acquisition.

JIM AGA - Millennium Partners

Okay, so you're assuming --?

JOHN KANAS - North Fork Bancorp - President, CEO

They are mostly identified already, and if you're familiar with our transactions, we typically have them virtually done by closing.

JIM AGA - Millennium Partners

Okay, so to go back to your 6 cents, John, for all of '04, that assumes full cost savings?

JOHN KANAS - North Fork Bancorp - President, CEO

Correct.

OPERATOR

Lana Chan, Advest.

LANA CHAN - Advest, Inc.

Just a quick follow-up on the cost savings. Could you break out for us the different various components of the cost savings, where they're coming from?

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

Lana, this is Dan Healy. The majority of it really comes from the compensation side. The other pieces are the typical, the redundant costs associated with a publicly-held company versus a nonpublicly-held company. And also, there's lots of back office consolidation. As John said earlier, we have systems that can readily consolidate into our own, so there's lots of cost savings there. For example, salaries represent almost 40 percent of the cost saves. Facilities, which I just described, maybe 20 percent, and everything else is all other. Okay?

LANA CHAN - Advest, Inc.

Okay, great. And on the restructuring charge, is that expected to be taken in the second quarter, when you close?

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

Of course.

LANA CHAN - Advest, Inc.

All of it?

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

Yes.

LANA CHAN - Advest, Inc.

Okay. And then strategically from the New Jersey franchise expansion going forward, what would you envision going forward? Is it going to be a combination of both acquisitions and de novo or what are your plans there?

JOHN KANAS - North Fork Bancorp - President, CEO

The answer is yes. There is nothing specifically targeted immediately. We have plans to build five or six or seven branches, which we're going forward on. And obviously, there is always the possibility of additional add-ons to this franchise in the future, provided that it makes sense.

LANA CHAN - Advest, Inc.

Okay, thank you.

OPERATOR

Sal Dimartino, Bear Stearns.

SAL DIMARTINO - Bear Stearns

Just a couple of questions. First, I don't know if you, John, or Dan. Given the pro forma loan portfolio and deposit mix, can you give us some sort of feel for the margin at the combined company? Then the second question is, I know you said you are not assuming any type of revenue enhancements, but if we were to see revenue enhancements, where would they come in? Particularly I am looking for stuff on the fee income side.

JOHN KANAS - North Fork Bancorp - President, CEO

Let me take the fee income one first. Sal, we are certain of our ability to reconstitute the deposit mix here over time, bringing in depositors and borrowers that are more typical of what this market represents and what North Fork seeks to attract -- so the revenue enhancements, if you would like, that sort of get into defining them (ph) in a more finite way. These are customers that produce more fees, that produce loans, that produce fees associated with loans, that produce service charges, that buy cash management products and other products related to cash management that tend to make up the bulk of our --which are deposit-related service charges. And what was the first part of your question?

SAL DIMARTINO - Bear Stearns

The margin, given the --?



JOHN KANAS - North Fork Bancorp - President, CEO

Remember that we have said all throughout the second half of this year that you can expect North Fork's margin to -- it improved in the third quarter. We have said publicly we expect it to improve further in the fourth quarter. And we still believe that the margin will continue to improve quarter by quarter throughout '04. Their margins are lower than ours, albeit their balance sheet is much smaller, and certainly they will not improve our margin. They will be some diminution of margin as a result of taking on this portfolio, but that portfolio will change in characteristic very, very quickly.

SAL DIMARTINO - Bear Stearns

Thanks.

OPERATOR

Matthew Lindenbaum, Basswood Partners.

MATTHEW LINDENBAUM - Basswood Partners - Analyst

Just going back to pension, I am noticing that Trust Company does immediate recognition method on their pension, so they basically take actual returns and the actual pension expense --the liability increase, and if it's either income or expense, they record it in the period. So a year ago for the quarter, it was a big negative, a big expense. In the most recent quarter, it was a big income. So my questions is, going forward, is that the kind of accounting you are going to maintain for this pension and what have you assumed in your accretion for that?

DANIEL HEALY - North Fork Bancorp - Exec V.P., CFO

The methodology that we're going to adopt is methodology that North Fork employs, which is not the immediate recognition methodology. And the overfunding of the pension (indiscernible) essentially provides us over $60 million, as John explained earlier, (indiscernible) roughly $5 million (technical difficulty).

MATTHEW LINDENBAUM - Basswood Partners

What are North Fork's assumptions going forward for income on the asset, what you can make on it?

DANIEL HEALY - North Fork Bankcorp - Exec V.P., CFO

On the $60 million, we conservatively estimated $5 million.

MATTHEW LINDENBAUM - Basswood Partners

So I'm saying in percentage returns, you're assuming what kind of returns going forward in the future?

DANIEL HEALY - North Fork Bankcorp - Exec V.P., CFO

If you took a look at the annual report, you would see we fully disclosed that is was 7.5.

MATTHEW LINDENBAUM - Basswood Partners

7.5 percent?


DANIEL HEALY - North Fork Bankcorp - Exec V.P., CFO

Sure. All those actuarial assumptions are set forth in previous filings and annual reports.

OPERATOR

Lawrence Goldstein, Santa Monica Partners.

LAWRENCE GOLDSTEIN - Santa Monica Partners

You sort of answered the question, but I'll ask it anyway. Late in your remarks, you talked about market share deposits and where you ranked -- I think you said six or fourth. And you said, but that will change quickly. Was that to imply that others will be doing lots of mergers or acquisitions? And did it imply that you're intent on not stopping here?

JOHN KANAS - North Fork Bancorp - President, CEO

It implies faith in our ability to grow these deposits much quicker than they have grown at a historic rate. And also, it is obvious that there will be further consolidation in this market, some of which may or may not involve us and most of which won't, so these numbers are all going to move around. I think we can all agree that these are interesting times. We are in a period where there is going to be reconstitution of institutions in the northeast, and it will be very interesting to see where it finally shakes out.

LAWRENCE GOLDSTEIN - Santa Monica Partners

No comment on where your octopus may lead to?

JOHN KANAS - North Fork Bancorp - President, CEO

No.

LAWRENCE GOLDSTEIN - Santa Monica Partners

Thank you.

OPERATOR

Kevin Reavey (ph), Ryan Beck.

KEVIN REAVEY - Ryan Beck

It looks like a great transaction all around, especially from a pricing standpoint, which leads me to the question. Management team of Trust Company is relatively young, and why do you think they decided to sell now, especially while the pricing from your standpoint is excellent, but from their standpoint not exactly very high?

JOHN KANAS - North Fork Bancorp - President, CEO

We have been, as you will read in future documents, discussing this with Alan and his family for some time. And we have all sat back over the last couple of years and watched some very high pricing in the marketplace, usually followed by the trashing of the acquirer's stock in the aftermarket. I think that the Wilzig family views this not as a sale, but as the beginning of a new partnership whereby their equity will grow at a pace even faster than it was growing when it was within their own independent institution.

Mr. Wilzig spent his life building an institution that he had designs that would provide safety and security and growth for his entire family, and I believe that the family and the other shareholders here believe that the value of their investment will accelerate at a greater pace now that it would have in a different transaction. I think this is smart pricing. This has created an institution that can make more money, whose balance sheet is strengthened by the transaction rather than weakened, and that is poised to take advantage of a fairly fractured marketplace around it.

KEVIN REAVEY - Ryan Beck

Thank you.

OPERATOR

David Dusenberry (ph), Dionis Capital.

DAVID DUSENBERRY - Dionis Corporation

I want to go back to the cost savings assumptions again. You --in your presentation you did say that historically you have gotten about a 55 percent cost savings on prior deals. This is a market-extending deal. Can you break it out and give me a sense for historically on market extension deals -- ?

JOHN KANAS - North Fork Bancorp - President, CEO

Be happy, David, to go through all of the nits with that, and you can call Dan later to give you the numbers. I can just say to you that we have been quite analytical here and have been given an opportunity over the last couple of weeks to analyze our cost save assumptions and we believe that they are quite conservative.

DAVID DUSENBERRY - Dionis Corporation

Are you closing any branches?

JOHN KANAS - North Fork Bancorp - President, CEO

I already said that there is a chance of consolidation in the supermarket branches, but it is really too early to say.

DAVID DUSENBERRY - Dionis Corporation

JOHN KANAS - North Fork Bancorp - President, CEO

We certainly do not see any possibility, at least at this juncture, of closing any traditional branches. And we will not be exiting the supermarket business entirely for sure, but we need a little time to analyze that.

DAVID DUSENBERRY - Dionis Corporation

So the 40 percent is all back office and/or personnel savings?

JOHN KANAS - North Fork Bancorp - President, CEO

That's right.

DAVID DUSENBERRY - Dionis Corporation

Can you just run through -- in the earlier question, there was some break out -- facilities were 20 percent of the number. Just give me the other components again.

JOHN KANAS - North Fork Bancorp - President, CEO

You have to call Dan. It's too detailed a question. We gave an answer, right?

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

I gave an answer.

JOHN KANAS - North Fork Bancorp - President, CEO

Forty percent was salaries and --

DAVID DUSENBERRY - Dionis Corporation

Well, I'm asking for it again.

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

Twenty percent is facilities.

JOHN KANAS - North Fork Bancorp - President, CEO

Why don't you give me a call later on, David? I'll take you through the --

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

We can be very specific.

JOHN KANAS - North Fork Bancorp - President, CEO

-- extreme detail of this rather than consume this conversation.

OPERATOR

William Nobler at Atlanta (indiscernible).

WILLIAM NOBLER

Congratulations on a very attractive deal. My question is, could you bring us up-to-date on your share repurchase program this year, how many shares and what did you spend?

JOHN KANAS - North Fork Bancorp - President, CEO

Kevin (ph) is here. We had (indiscernible) -- we (indiscernible) 8; we bought back 6.6 million. We have not done very much in the last quarter, if any. So we bought about 6.6 million. You will see that obviously disclosed in future filings.

WILLIAM NOBLER

And where did you spend?

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

Average price of $37. So, if you can do the math quicker than me.

WILLIAM NOBLER

Okay, and the other question, you indicated that any closing of supermarket branches would result in accretion of earnings. Could you explain that for a second?

JOHN KANAS - North Fork Bancorp - President, CEO

Supermarket banking is sort of an interesting field. These things -- some of them tend to be very successful, very profitable. Some of them tend to drag on earnings. There are a number of supermarket branches in this Company that negatively impact earnings. The elimination of that will increase earnings.

WILLIAM NOBLER

Right, congratulations again.

OPERATOR

Chris Chenard (ph), Morgan Stanley.

CHRIS CHENARD - Morgan Stanley

I had a quick question about the customer base at Trust Company. Could you give the consumer commercial breakout of the deposit franchise, if possible?

JOHN KANAS - North Fork Bancorp - President, CEO

We're shuffling through papers. We don't have it on this sheet in front of me. It is weighted towards consumer, Chris, and away from commercial because of the nature of the business that Trust Company has done. We've got that on another sheet of paper somewhere. Happy to dig it out for you later. But that is -- embedded within that comment is the tremendous growth opportunity. North Fork, as you know, is weighted toward the commercial side. We expect to not lose any of the consumer depositors and to have very significant growth in the commercial side here.

DANIEL HEALY, Exec. VP., CFO

Chris, let me take a shot at that, too, because their loan-to-deposit ratio is under 100 percent -- seems like 60 percent. So there's lots of opportunities here to increase the commercial component.

CHRIS CHENARD - Morgan Stanley

I see. You had announced that you are going to be expanding on a de novo basis in New Jersey. And I know you had been looking at some sites. Does this change your plans there? Are you going to go ahead and add those new branches?

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

I think all but one of those sites is still very important strategically. We did just consider one yesterday at a Board meeting in Fort Lee (ph) which we probably won't do because I think Alan has a branch right across the street, so we obviously will not do that one. But we've got five slated for New Jersey, all of which we will go ahead with and maybe add more.

CHRIS CHENARD - Morgan Stanley

How soon until the Trust Company depositors will have access to some of the services that you have that they may not, like check imaging and things like that?

JOHN KANAS - North Fork Bancorp - President, CEO

They will get 75 percent of this stuff as soon as we close, because we typically spend a lot of time educating people -- both customers and employees of Trust Company -- before we even close the transaction. So on the deposit side, that stuff is immediately available. On the loan side, it tends to take a little longer educating people as to what is possible. But this will happen very quickly in this market.

CHRIS CHENARD - Morgan Stanley

Great, thanks.

OPERATOR

Adam Barkstrom, Legg Mason.

ADAM BARKSTROM - Legg Mason

Quick question. Going through the restructuring charge, I wondered if you could give us some insight. The credit related piece, 18.8 million, if you could give us some insight as to what is in there. And then secondly, are we going to see any reserve builds from any of this?

JOHN KANAS - North Fork Bancorp - President, CEO

I'll take half of that and give Daniel the other -- you know how we are with credit, right? We're very, very conservative. So when we look at this portfolio, even though it is an excellent loan portfolio, and hold these loans up against North Fork's conservative credit policies, there was a need to put up some extra reserves, which we have taken into consideration upfront. Dan, do you want to further amplify --?

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

As you know, our stated goal has been to have a reserve for loan loss of about one percent of the outstanding. And part of that credit-related cost is building up the Trust Company's reserves to our levels.

JOHN KANAS - North Fork Bancorp - President, CEO

This process of loan review was a cooperative effort between the Trust Company management and us. And we went through them, I would say, in nauseating detail over the last week, and have captured a number of loans than they and we both agree are a little shaky at this point, and we have more than adequately reserved them.

ADAM BARKSTROM - Legg Mason

So is it safe to say that on an aggregate or on a pro forma combined basis, you're probably not going to move the reserve to loans needle much? In other words, you will probably be around one percent post transaction?

JOHN KANAS - North Fork Bancorp - President, CEO

Exactly.

ADAM BARKSTROM - Legg Mason

Okay. And secondly -- go ahead. I'm sorry.

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

I want to add something else here. Thirty-five percent, as John indicated before, is indirect auto paper, which looks remarkably similar to ours and of high quality, so any reserve considerations had to do with the commercial side, the nonconsumer side.

ADAM BARKSTROM - Legg Mason

Okay, and I guess on a combined basis you talk about this transaction potentially accelerating growth going forward and the now increased overlap with Fleet, etc. Any sense, or do you see the combined projected loan growth rates increasing here? Can you give us any sense as to what you might -- obviously within a wide range -- what you might be looking for now as opposed to where you were pretransaction? Or is it along the same lines where we were.

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

It's a little tough to put a number to that. I think that without question this will accelerate loan growth. To give you a percentage would be premature, but our experience in these kind of markets, Adam, particularly precisely where they are and the kinds of customers that they are exposed to is that we will find a home for a lot of our loan products very early on. Remember that as we have moved west from Long Island over the years, we continue to accelerate our loan growth and our deposit growth. And I think I already reminded you that just in Manhattan alone, we have built $3 billion worth of deposits from scratch in 1997 and they are continuing to grow. Those deposits are growing twice as fast as the Long Island deposits.

We think that these deposits in this market when you complement them by the branch system we have in Manhattan, the customers that we already share in New Jersey with some of our Manhattan players, that this is going to grow uncharacteristically fast.

Adam Barkstrom Okay, thank you.

OPERATOR

Ed Najarian of Merrill Lynch.

ED NAJARIAN - Merrill Lynch

Question really goes back to page 7 and has to that with that $1.86 starting point for Trust Company's '04 earnings before you get into expense savings. When I look at their third-quarter earnings level and I try to normalize it by backing out pension income, backing out cost of extinguishing federal home loan bank debt, MSR impairment recapture, some extraneous items like that, I come to a number in the high 30 cent range, 38 cents in terms of core EPS, which makes me question whether that $1.86 number might not be too high of a starting point? And I just am looking for your comments on what you think approximately their core earnings were in the third quarter and your comfort with that $1.86 starting point in terms of their earnings capacity next year.

And secondarily they have 28.5 percent tax rate. Is that sustainable in terms of their tax rate at least for their portion of your earnings contribution going forward?



DANIEL HEALY, Exec V.P., CFO

As usual, Ed, you are spot on. If we spent a lot of time on due diligence, it was verifying or attempt to verify that $1.86. What we did was spent a lot of time with the management, the CFO, Bill Burns, and his staff, and take a look at the underlying assumptions with regard to the budget for 2004 and we saw after we were eliminating all of those special things that you saw in that quarter, we saw a gradual improvement in net interest margin, which accounts for a big piece of it. We saw some buildup of earnings off retained capital and we came pretty close to that $1.86 number that they had. So we're pretty comfortable with that.

And with regard to the tax rate, they have a lower effective tax rate because of the high concentration of muni (ph) investments but if you look at the effective tax rate on a combined basis, which we did, it is much closer to ours.

ED NAJARIAN - Merrill Lynch - Analyst

So I'm hearing you say then you would anticipate exclusive of this deal their core earnings capacity increasing a lot over the next couple of quarters?

DANIEL HEALY, Exec V.P., CFO

Exactly. And without overstepping my bounds here, we were very conservative and Bill Burns was very conservative to take a very careful look at the mortgage banking operation, which has been a contributor of very sizable gains in the past. And that was excluded almost substantially in looking at their 2004 projections.

ED NAJARIAN - Merrill Lynch

Okay, thank you.

OPERATOR

Tom Monaco of KBW.

TOM MONACO - Keefe, Bruyette & Woods

Congratulations on a terrific deal. A couple questions for you. The projected deposit outflows from the elimination of certain of those supermarket branches, if there is any at all, they are not going to migrate other branches? To eliminate the union at Trust Company, what was the payment there? And I hate to a beat a dead horse with the cost-save issue, but if we did get a little further clarity on cost saves coming from the supermarket branches?

JOHN KANAS - North Fork Bancorp - President, CEO

Okay, let me take them in reverse order. These cost saves do not include any cost saves that might come in the future from eliminating supermarket branches. That is not in these numbers. Second, the union charge was about $2.5 million, a cash payment of about $2.5 million.

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

Included in our restructuring charge

JOHN KANAS, North Fork Bancorp - President, CEO

Tom. Now, with regard to the nine-day close (ph) , there really was very, very modest expenses associated with the nine-day close. And it really did not move the needle whatsoever in terms of the cost-saving estimates.

JOHN KANAS - North Fork Bancorp - President, CEO

Was there another part of your question we missed?



TOM MONACO - Keefe, Bruyette & Woods

I was just curious about the outflows. (multiple speakers)

JOHN KANAS - North Fork Bancorp - President, CEO

The total amount of deposits in all the market branches is about $300 million dollars.

TOM MONACO - Keefe, Bruyette & Woods

$300 million?

JOHN KANAS - North Fork Bancorp - President, CEO

Yes. You know how these things work. Our experience in these things is you'd don't lose anywhere near half of the deposits when you close them. So to pick a number, and we have no idea what this will eventually be, but if you close 10 or 15 supermarkets or five or 20 or whatever the number turns out, we think that depending upon where you are and how close by you have traditional branches, you probably lose 20 to 25 percent of the deposits that you have captured in those supermarket branches.

TOM MONACO - Keefe, Bruyette & Woods

Great, thank you, John.

OPERATOR

Kevin Timmons of C.L. King

KEVIN TIMMONS - C.L. King & Associates

My questions were answered, thank you.

OPERATOR

Patrice Kinada (ph) of Dale Analytics (ph) .

PATRICE KINADA

I just wanted to confirm that the only regulatory approvals that are required are the Federal Reserve, New Jersey, and the FDIC.

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

No, it is not the Federal Reserve. The FDIC, New Jersey, New York State banking department.

PATRICE KINADA

The New York State banking department, very good. Thank you.

JOHN KANAS - North Fork Bancorp - President, CEO

This company is not a bank holding company. It is a bank.

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

It is a bank-to-bank merger.

OPERATOR

Simon Roosevelt (ph) of Colshan's (ph).



SIMON ROOSEVELT

My question was just answered.

OPERATOR

We will take a follow-up for Matthew Lindenbaum, Basswood Partners.

MATTHEW LINDENBAUM - Basswood Partners

I wondered if I could get a little bit more color on the mortgage banking because when I do the calculations it looks like 38 percent of pretax income for the nine months at Trust Company was coming from basically mortgage banking, the gain on sales securitizations alone, and it has come down pretty dramatically recently in the last quarter. Can you just describe for us your estimates on what production volumes are going to do for the next year and what you're assuming for production margins as well?

JOHN KANAS - North Fork Bancorp - President, CEO

We have substantially eliminated mortgage banking income in our pro forma numbers for this.

MATTHEW LINDENBAUM - Basswood Partners

But how do you get to -- you are still getting to $1.86 in '04, which is a pretty healthy number.

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

I just went through that was Ed Najarian, and if you would like I can talk to you privately about that. A lot had to do with group margin as anticipated in 2004.

JOHN KANAS - North Fork Bancorp - President, CEO

If you want more detail on this, we would be happy to get on the phone with Dan and go through the --



DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

I would be very pleased to do that with you.

MATTHEW LINDENBAUM - Basswood Partners

Okay, thank you.

DANIEL HEALY - North Fork Bancorp - Exec V.P., CFO

Just to reemphasize here so you all know, that was a major emphasis with -- in connection with our due diligence.

OPERATOR

(CALLER INSTRUCTIONS) Greg Ritford (ph) of (inaudible) Financial

GREG RITFORD - - Analyst

I apologize, I joined the call a little bit late, but I was looking at the two banks' dividend cycles and just wondering how you are going to address the potential for a closing to happen in between the record dates, in which case a shareholder might be able to double dip?

DANIEL HEALY - North Fork Bancorp - Exec. VP, CFO

We covered in the contract. This is very typical of any transaction we undertake. There is no double dipping here. It is covered by the contract. They pay normal recurring dividends and I would say contract related.

GREG RITFORD - - Analyst

You see that it is a possibility, or do you see the closing happening later in the second quarter?

JOHN KANAS - North Fork Bancorp - President, CEO

We don't see a double dip here.

GREG RITFORD - - Analyst

And finally just to confirm, do you not require OCC or OTS approval for the transaction?

JOHN KANAS - North Fork Bancorp - President, CEO

No. It's a State bank

GREG RITFORD

Thank you.

OPERATOR

At this time we are standing by with no further questions. Mr. Kanas, I will turn the conference back over to you for any additional or closing comments.

JOHN KANAS - North Fork Bancorp - President, CEO

Thank you all for dialing in. I know that some of you have some further details that you would like for purposes of your many reports you might write. Please give Dan a call either today or tomorrow, happy to fill you in on as much detail as you would like. We would like to emphasize how excited we are about this transaction. We think this is a tremendous jumping-off point for us to expand this franchise into New Jersey. It is a tremendous complement to what we are already doing in New York and we think that the sum of these parts is a very valuable franchise. So thanks very much. We look forward to talking to you all later.

OPERATOR

This does conclude today's conference call. We do appreciate your participation. You may now disconnect.